[Letterhead of Sutherland Asbill & Brennan LLP]
Harry S. Pangas
DIRECT LINE: 202.383.0805
E-mail: harry.pangas@sutherland.com
January 30, 2009
VIA EDGAR
James E. O’Connor, Esq.
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Re:	Main Street Capital Corporation Registration Statement on Form N-2 filed on December 1, 2008 File Nos. 333-155806 and 814-00746
Dear Mr. O’Connor:
     On behalf of Main Street Capital Corporation (“MSCC”), set forth below are MSCC’s responses to the comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “SEC”) to MSCC in a letter dated January 13, 2009. The Staff’s comments are set forth below in italics and are followed by MSCC’s responses. References to MSCC’s prospectus contained herein are to the pre-effective amendment no. 1 to MSCC’s registration statement on Form N-2 that has been filed with the SEC on the date hereof.
Prospectus
Facing Page
Please check the Section 8(c) “box.”
MSCC respectfully advises the Staff that the Section 8(c) “box” is not applicable to MSCC’s registration statement as Section 8(c) applies only to amendments to registration statements filed after the effective date of the registration statement.

James E. O’Connor, Esq.
January 30, 2009

Front Cover
1.	Please inform us whether MSCC intends to file a post-effective amendment with respect to the shares being registered if they are subsequently offered below net asset value. If not, please explain the basis for such position.

MSCC advises the Staff that it undertakes to file a post-effective amendment with respect to the shares being registered if they are subsequently offered below net asset value. However, to the extent that the Staff changes its position on this issue and allows business development companies (“BDCs”) to offer shares below net asset value off of a shelf registration statement without first filing a post-effective amendment thereto, MSCC will avail itself to such change in position.

2.	The prospectus should disclose, where appropriate, MSCC’s experience with write-downs, defaults, and other forms of realized credit risk.

MSCC advises the Staff that the prospectus discloses MSCC’s experience with write-downs, defaults and other forms of realized credit risk. MSCC’s experience with write-downs is discussed on pages 34, 35 and 36 of the prospectus under the headings entitled “Net Realized Income” and “Net Increase in Net Assets from Operations”, on page 37 of the prospectus under the heading entitled “Net Realized Income and Net Increase in Net Assets from Operations” and on page 38 of the prospectus under the heading entitled “Net Realized Income and Net Increase in Members’ Equity and Partners’ Capital Resulting From Operations.”

MSCC’s experience with defaults is noted on pages 33 and 48 of the prospectus under the headings entitled “Portfolio Asset Quality” and “Post-Investment.” The tables on pages 33 and 48 show the distribution of MSCC’s investments on its 1 to 5 investment rating scale, with Investment Ratings 4 and 5 representing a portfolio investment that is underperforming or significantly underperforming, respectively, MSCC’s original expectations. Investments with a rating of 4 require increased monitoring and scrutiny, and investments with a rating of 5 require a heightened level of monitoring and scrutiny and involve the recognition of unrealized depreciation. Also, as disclosed on page 33, as of September 30, 2008 and December 31, 2007, MSCC had one debt investment in each period on non-accrual status, which means that the debt investment was 90 days or more past due, and MSCC did not expect the debtor to be able to service all of its debt or other obligations.

MSCC’s experience with other forms of realized credit risk is discussed on pages 34 and 36 of the prospectus, under the heading entitled “Net Realized Income,” on page 37 of the prospectus under the heading entitled “Net Realized Income and Net Increase in Net Assets From Operations” and on page 38 of the prospectus under the heading entitled “Net Realized Income and Net Increase in Members’ Equity and Partners’ Capital Resulting From Operations.”

James E. O’Connor, Esq.
January 30, 2009

3.	Please clarify the meaning of the term “equity-related investments.”

MSCC advises the Staff that the term “equity-related investments” refers to direct equity investments, such as common stock and preferred stock, as well as warrants, convertible securities and other rights to acquire equity securities in a portfolio company. MSCC has revised references to “equity-related investments” in the prospectus accordingly. See the cover page, as well as pages 1, 2, 8, 27, 43, 44 and 60 of the prospectus.

4.	Please provide a more recent common stock sale price than “November 24, 2008.”

MSCC has updated the last reported sale price of its common stock in response to the Staff’s comment. See the cover page of the prospectus.

5.	Please revise the bolded statement that “investing in our common stock involves risks...” to state that investments made in MSCC should be considered “highly speculative” and “involving high risks.” See Item 1.1.j. of Form N-2.

MSCC has revised the bolded statement set forth on the cover page of the prospectus in response to the Staff’s comment. See the cover page of the prospectus.
Prospectus Summary
1.	The disclosure, in the subsection “Main Street,” states that “Main Street” (a term that includes both “MSCC” and the “Fund”) is a principal investment fund focused on providing customized debt and equity financing to lower middle-market companies, which we define as companies with annual revenues between $10.0 and $100.0 million.” In fact, as stated on page 11, the Fund, as a licensed SBIC, is focused on providing capital to entities with a tangible net worth not exceeding $18 0 million and an average annual net income after federal income taxes not exceeding $6.0 million for the two most recent fiscal years. In addition, as a licensed SBIC, it must devote 20% of its investment activity to those entities that have a tangible net worth not exceeding $6.0 million and an average annual net income after federal income taxes not exceeding $2.0 million for the two most recent fiscal years.

The disclosure in this section is confusing because the use of terms “we” and “Main Street” fails to distinguish between the functions of MSCC and the Fund. Please make clear throughout the prospectus that MSCC is an operating company, as well as a holding company, that makes all of Main Street’s “lower middle-market” investments and that the Fund will continue to make the group’s SBA-qualified investments. Please make clear that, if true, all amounts raised from the shares registered in this offering will be allocated to MSCC, but that, nevertheless, an investor’s return will depend, in part, on the Fund’s investment returns. The disclosure states that Main Street is currently invested in 29 companies. Please break down this number between MSCC and the Fund.

MSCC advises the Staff that MSCC and the Fund have the exact same investment

James E. O’Connor, Esq.
January 30, 2009

strategy and that even with the requirements placed on SBICs, MSCC and the Fund co-invest in the same portfolio companies. In fact, MSCC and the Fund have co-invested in substantially every deal that MSCC has closed since its IPO. MSCC further advises the Staff that MSCC does focus on providing customized debt and equity financing to lower middle-market companies, which MSCC defines as companies with annual revenues between $10.0 and $100.0 million; however, this includes companies with a tangible net worth not exceeding $18.0 million and an average annual net income after federal income taxes not exceeding $6.0 million for the two most recent fiscal years. MSCC’s definition of lower middle market companies also includes entities that have a tangible net worth not exceeding $6.0 million and an average annual net income after federal income taxes not exceeding $2.0 million for the two most recent fiscal years. MSCC’s definition of lower middle-market companies focuses on annual revenues between $10.0 and $100.0 million, and the annual revenues of the companies in which the Fund invests (which are the same companies in which MSCC invests) also fall within that range. MSCC added language to the prospectus clarifying that (i) from the date of the IPO, MSCC and the Fund have co-invested in substantially every investment, (ii) MSCC and the Fund invest in the same investments in the lower middle-market and (iii) an investor’s return in MSCC will depend, in part, on the Fund’s return as the Fund is a wholly owned subsidiary of MSCC. See pages 1, 27 and 43 of the prospectus.

MSCC respectfully advises the Staff that it does not believe that there is a reason to break down the number of companies in which MSCC and the Fund are currently invested as the Fund is wholly owned by MSCC, and therefore, all investments made by the Fund are also in essence being made by MSCC. Also, as we stated above, MSCC and the Fund have co-invested in substantially every deal that MSCC has closed since its IPO. Similarly, amounts raised from the shares registered in the prospectus may be used by MSCC or by the Fund, as MSCC’s ownership of the Fund makes them one in the same.

2.	Please explain the statement that MSEI is a separate taxable entity created to hold “certain investments.” Please identify the nature of these investments. Main Street appears to be an affiliated group normally required to file a consolidated tax return. Please explain the terms of MSEI’s tax election and why it was made. Moreover, we understand that, as a technical matter, any tax elections by a member of an affiliated group are required to be made by the parent, which in this case appears to be MSCC.

MSEI is MSCC’s wholly owned subsidiary, and is a separate taxable entity that holds certain of MSCC’s portfolio investments. The purpose of MSEI is to permit MSCC to generally hold equity investments in portfolio companies which are “pass through” entities for tax purposes in order to comply with the “source income” requirements contained in the regulated investment company (“RIC”) tax requirements. As a corporation, MSEI is a separate taxable entity for tax purposes that is taxed at normal corporate tax rates based on its taxable income. MSEI is not consolidated with MSCC for income tax purposes (see the following paragraph) and may generate income tax expense as a result of MSEI’s ownership of certain of MSCC’s portfolio investments.

James E. O’Connor, Esq.
January 30, 2009

This income tax expense, if any, is reflected in MSCC’s consolidated statement of operations. MSEI is, however, consolidated with MSCC for U.S. GAAP reporting purposes, and the portfolio investments held by MSEI are included in MSCC’s consolidated financial statements. See pages 30, F-20 and F-48 of the prospectus under the headings entitled “Income Taxes.”

As a RIC, MSCC cannot file a consolidated tax return. Section 1502 of the Internal Revenue Code (the “IRC”) provides that an affiliated group of corporations may file a consolidated return. Under Section 1504(a) of the IRC, to be part of an affiliated group, a corporation must first be an “includible corporation.” Section 1504(b)(6) of the IRC provides that a RIC is not an includible corporation. Because a RIC is not an includible corporation, it cannot be part of an affiliate group, and therefore, cannot be part of a consolidated group that files a consolidated tax return. See also our response to comment 7 under “Prospectus Summary” below for information on the Fund’s tax status.

3.	Please provide the financial information in this subsection, and throughout the prospectus, as of a more recent date than September 30, 2008.

MSCC advises the Staff on a supplemental basis that, as the audit of MSCC’s financial statements for the year ended December 31, 2008 has not yet been completed, it is not presently in a position to include final financial data for the year ended December 31, 2008. MSCC confirms that, consistent with Regulation S-X, it will include financial statements and related disclosure reflecting its financial condition and results of operations for the year ended December 31, 2008 in the prospectus to the extent the Registration Statement has not been declared effective prior to February 14, 2009, or 135 days from September 30, 2008, the date of the most recent balance sheet currently included in the Registration Statement. Also in this regard, after the Registration Statement is declared effective, because future financial and other information subsequently filed by MSCC under the Securities Exchange Act of 1934 will not be automatically incorporated by reference into the Registration Statement, MSCC will be required to file post-effective amendments or prospectus supplements with the SEC to update the information contained in the Registration Statement.

4.	In the subsection “Market Opportunity,” on page 2, please also disclose that the current “market situation” increases the risks of lending to “lower middle-market” and smaller companies.

MSCC respectfully directs the Staff to the first risk factor on page 8 of the prospectus, as well as the paragraph entitled “Current Market Conditions” on pages 40-41 of the prospectus. MSCC believes that these disclosures adequately bring investors’ attention to the current market situation and its impact on lower middle-market companies.

James E. O’Connor, Esq.
January 30, 2009

5.	The subsection “Business Strategies,” on page 2, states that Main Street will be able to “focus” on lower middle-market companies while continuing to use “lower cost SBA leverage” as a “significant part of our capital base.” Please clarify this confusing statement that results from a failure to distinguish between MSCC and the Fund. Likewise, throughout the prospectus, please be more careful to identify the fund whose attributes and risks are being described.

MSCC has revised the language on page 2 of the prospectus to distinguish between MSCC and the Fund. In addition, MSCC has reviewed the prospectus and made other revisions to clarify references to MSCC and the Fund. See pages 2, 12, 15, 36, 37, 38, 39, 40, 44 and 80 of the prospectus.

6.	Where the registrant is required to “include a synopsis of information contained in the prospectus” (Item 3.2. of Form N-2), this requirement is not met by providing only a citation, on page 6 of the synopsis, to the risk disclosure in the prospectus. Immediately following the “Business Strategies” subsection please summarize Main Street’s principal investment risks, with a cross reference to the “Risk Factors” section.

MSCC has added a summary of its principal investment risks in response to the Staff’s comments. See page 6 of the prospectus.

7.	The subsection “Formation Transactions,” on page 4, states that “we have elected to be treated for federal income tax purposes as a regulated investment company” and we are a closed-end, non-diversified management investment company that has elected to be treated as a BDC under the 1940 Act.” Please confirm whether these elections apply to both the Fund and MSCC.

MSCC confirms to the Staff that only MSCC has elected for tax purposes to be treated as a RIC and as a BDC under the Investment Company Act of 1940 (the “1940 Act”). The Fund has not made such elections. In this regard, the Fund is a disregarded entity for federal income tax purposes. As a result, MSCC is treated as directly earning all of the Fund’s income for tax purposes and MSCC is treated as directly holding all of the Fund’s assets for tax purposes. Also, the Fund is exempt from the definition of an investment company under Section 3(c)(7) of the 1940 Act. We have revised the disclosure throughout the prospectus to clarify that MSCC has elected to be regulated as a BDC under the 1940 Act and treated as a RIC under the IRC. See pages 6, 24, 30 and 74 of the prospectus.

8.	The same subsection states that Main Street “is internally managed by our executive officers.” Does this statement also apply to MSEI? Please clarify the role of the affiliated “Investment Manager.”

As discussed in MSCC’s response to comment 2 above, MSEI is a separate taxable entity that exists primarily to permit MSCC to hold equity investments in portfolio companies which are “pass through” entities for tax purposes in order to comply with the “source

James E. O’Connor, Esq.
January 30, 2009

income” requirements applicable to MSCC as a RIC. As a result, the investments held by MSEI are investments originated by MSCC or the Fund, but held at MSEI for the tax reasons noted above. The affiliated Investment Manager, which employs all of the executive officers and other employees of MSCC, manages the day-to-day operations and investment activities of MSCC, MSEI and the Fund, and also manages Main Street Capital II, LP (“MSC II”) pursuant to a separate investment advisory services agreement. See “Formation Transactions” on page 3 and “Note D — Wholly Owned Investment Manager” on pages F-26 and F-53 of the prospectus for further details regarding the Investment Manager.

9.	Please disclose whether MSCC is considering an acquisition of MSC II? Who currently owns MSC II?

MSCC respectfully advises the Staff that the disclosure that MSCC is considering a potential acquisition of MSC II is too uncertain and premature to be included in the Registration Statement or any other disclosure document at this time. In Basic Inc. v. Levinson (485 U.S. 224), the U.S. Supreme Court developed a probability versus magnitude approach to materiality in determining whether disclosure of a potential merger is required. This approach requires a fact-specific inquiry to assess the materiality of merger negotiations. If the merger is meaningful to the company on all financial levels, then the probability of the merger being consummated must be considered. If there is a low probability that the merger will occur, the need for disclosure decreases despite the significance of the merger. Likewise, although the probability of a merger may be high, if its impact on the company (i.e., its magnitude is low), the need for disclosure is also low. Currently, the probability that MSCC will acquire MSC II is relatively low given the fact that no substantive negotiations have transpired between the parties, and the board of directors of MSCC is only in the initial stages of taking steps to determine whether such acquisition is in the best interest of MSCC and its stockholders.

MSC II is principally owned by individual and institutional investors who are not employees of MSCC.

10.	Please disclose whether MSCC may invest in foreign securities.

Although allowed to as a BDC, MSCC historically has not invested in foreign securities and does not in the future plan to invest in foreign securities. In addition, under SBA regulations, the Fund is prohibited from investing in foreign securities.

11.	Please disclose the percentages of MSCC’s and the Fund’s loans that are currently in default or have payments currently in arrears.

MSCC advises the Staff that as of September 30, 2008, MSCC and the Fund had one debt investment, representing 0.7% of total portfolio fair value (excluding MSCC’s investment in the Investment Manager), which was on non-accrual status. See page 33 of the prospectus.

James E. O’Connor, Esq.
January 30, 2009

12.	Please disclose MSCC’s assets under management.

MSCC advises the Staff that MSCC has approximately $172 million of assets under management as of September 30, 2008. In addition, the Investment Manager also manages MSC II, which has approximately $72 million of assets under management as of September 30, 2008. The assets set forth above do not include any currently committed but unfunded amounts that may be drawn under existing funding arrangements.

13.	Please include the information required by Item 101(e) of Regulation S-K (concerning reports and other information filed with the Commission). See the Instruction to Item 3.2 of Form N-2.

MSCC has revised the disclosure set forth in the offering section in response to the Staff’s comment. See “Available Information” on page 6 of the prospectus.
Fees and Expenses. page 7
1.	The fee table’s “Interest payments on borrowed funds” appears to be based on the $55 million of borrowings at a 5.8% interest rate. Such a rate is only available on SBA- guaranteed loans and, particularly in the current economic climate, is significantly lower than the rate a normal BDC, such as MSCC, would pay to leverage its investments.

Please inform us whether the BDC intends to leverage its investments. If it does, please revise the fee table and the example to include the effects of 200% leveraging at a realistic market rate on a projected amount of net BDC assets.

MSCC advises the Staff that MSCC does not currently intend to leverage its investments beyond the $55 million of outstanding borrowings by its wholly owned subsidiary, the Fund. Although MSCC has a $30 million credit facility, it currently has no near-term intention of drawing down any amounts thereunder given the slower pace of investment activity as a result of the economic downturn and the significant amount of its cash on hand. Notwithstanding such fact, MSCC has added disclosure that if it were to borrow funds under the $30 million credit facility, such outstanding borrowings would bear interest, subject to MSCC’s election, on a per annum basis equal to (i) the applicable LIBOR rate plus 2.75% or (ii) the applicable base rate plus 0.75%. See footnote 6 on page 7 of the prospectus.

2.	The disclosure on page 4 states: “We are internally managed by our executive officers under the supervision of our board of directors. As a result, we do not pay any external investment advisory fees.” But the disclosure on page 3 states that the “support services agreement...requires the Investment Manager to manage the day-to-day operational and investment activities of Main Street.” Please explain to us why a line item should not be included in the fee table that discloses an estimate of the compensation to be paid to the investment managers. Are the investment managers, or anyone else, being compensated

James E. O’Connor, Esq.
January 30, 2009

by “carried interest”? Depending on your response, we may have additional comments on this issue.

MSCC advises the Staff that a line item should not be included in the fee table that discloses an estimate of the compensation to be paid to the Investment Manager because the Investment Manager is wholly owned by MSCC and, as a result, such costs are internal to MSCC and are included in the line item entitled “operating expenses” in the Fee Table. MSCC has added disclosure in footnote 5 to the Fee Table to highlight this fact. MSCC also advises the Staff that no investment personnel or employees of the Investment Manager, including MSCC’s executive officers who are employed by the Investment Manager, are compensated by “carried interest” related to MSCC or any of its subsidiaries.

3.	Please include all expenses incurred by MSCC and the Investment Manager in the Fee Table.

MSCC advises the Staff that all expenses incurred by MSCC and the Investment Manager are included in the Fee Table under the line item “operating expenses.” Such expenses are listed in the Fee Table net of the approximately $3.3 million per year management fee that the Investment Manager receives for its management of MSC II pursuant to a separate investment advisory services agreement. MSCC has added disclosure in footnote 5 to the Fee Table to highlight this fact.

4.	Please explain to us the assumptions that are used to estimate the expenses shown in the fee table and example.

MSCC advises the Staff that it does not project that its expenses for 2009 will be materially different than the expenses that MSCC incurred during 2008. As a result, MSCC based the Fee Table and example on 2008 historical data.

5.	Please include in the registration statement the financial statements of the Investment Manager. The financial statements of the Investment Manager should be for the same periods as MSCC and be prepared in accordance with GAAP (which includes all necessary notes to financial statements). If audited financial statements are not available, unaudited financial statements may be provided.

MSCC respectfully advises the Staff that it is not required to provide financial statements for the Investment Manager in the prospectus. The Investment Manager is a wholly owned subsidiary of MSCC; however, the Investment Manager is accounted for as a portfolio investment of MSCC since the Investment Manager is not a registered investment company and since it conducts a significant portion of its investment management activities for MSC II, a separate SBIC fund, which is not owned, directly or indirectly, by MSCC. This issue is discussed in more detail in the response to comment 7 below. However, MSCC submits its proposed amended disclosure to the “Note D — Wholly Owned Investment Manager” footnote to its consolidated financial statements attached hereto as Exhibit A for the Staff’s review in response to this comment. As supplemented, this footnote includes all material financial and other information

James E. O’Connor, Esq.
January 30, 2009

regarding the Investment Manager. If the revised footnote attached hereto as Exhibit A is acceptable, MSCC will add these additional disclosures on a prospective basis to the notes to MSCC’s financial statements for the year ended December 31, 2008. MSCC intends to file an additional pre-effective amendment to this Registration Statement to include such financial statements therein.

6.	Please amplify the disclosure explaining the transactions between MSCC and the Investment Manager. These disclosures should provide appropriate explanations about the nature and the dollar amounts of transactions between the two entities. These disclosures should also make reference to the financial statements of the Investment Manager provided elsewhere in the registration statement. If significant changes related to the contract (e.g., amount of fees) occur between the current and prior periods, provide additional disclosure describing these changes.

MSCC has revised the disclosure in response to the Staff’s comment. See pages 3 and 22 of the prospectus.

7.	Please clarify the disclosure of the valuation approach for the Investment Manager. Disclose MSCC’s basis for carrying the Investment Manager at fair value rather than as a consolidated subsidiary for purposes of financial reporting. Clearly indicate that the valuation excludes revenues and expenses from all related parties (including MSCC) and includes the gross receipts from the unaffiliated Small Business Investment Company.

Rule 6-03(c)(1) of Regulation S-X states that the financial statements of a BDC may only be consolidated with the financial statements of subsidiaries which are registered investment companies. Paragraph 7.05 of the American Institute of Certified Public Accountants Audit and Accounting Guides — Investment Companies (May 1, 2008) (the “AICPA Audit Guide”) provides an exception to the above general principle if the BDC has an investment in an operating company that provides all or substantially all of its services to the BDC and/or its subsidiaries and/or their portfolio companies.

With respect to the Investment Manager, (i) it is not a registered investment company and therefore should not be consolidated with MSCC under Rule 6-03(c)(1) of Regulation S-X; and (ii) it receives approximately $3.3 million a year from investment advisory services provided to MSC II, an SBIC fund in which MSCC does not have an equity interest and, as a result, does not provide all or substantially all of its services to MSCC and/or its subsidiaries and/or their portfolio companies. Therefore, it is not appropriate to consolidate the accounts of the Investment Manager with those of MSCC.

MSCC has revised the disclosure to clearly indicate that the net cash flows utilized in the valuation of the Investment Manager exclude any revenues and expenses from all related parties (including MSCC) but include the management fees from the unaffiliated SBIC (MSC II) and an estimated allocation of costs related to providing services to MSC II. See pages 3 and 22 of the prospectus.

James E. O’Connor, Esq.
January 30, 2009

8.	Please file all agreements between MSCC and the Investment Manager as an exhibit to the Registration Statement.

MSCC has filed the Support Services Agreement between MSCC and the Investment Manager as exhibit k-16 to the Registration Statement.

We have limited operating history as a BDC and as a RIC, page 10.

The disclosure states: “Prior to the completion of the IPO, we did not operate, and our management team had no experience operating, as a BDC under the 1940 Act.” It appears from the information provided about Main Street’s investments that MSCC has done relatively little lower middle-market lending and investing since completing its initial public offering in October, 2007. If true, please also make clear in the summary section disclosure, as well as in this section, that the management team’s experience in managing a BDC since the IPO has been limited.

MSCC respectfully advises the Staff that MSCC’s management team, which is employed by the Investment Manager, has significant experience investing in lower middle-market companies. In this regard, please see the biographies of MSCC’s management team on pages 56 and 57 of the prospectus. Also, since the MSCC IPO in October 2007, MSCC’s management team has completed 10 investments in lower middle-market companies. In addition, MSCC believes that the risk factor included on page 10 of the prospectus adequately addresses the Staff’s concern in this comment, as it references MSCC’s limited experience operating as a BDC.

Because we borrow money, the potential for gain or loss on amounts invested in us is magnified and may increase the risk of investing in us, page 11.
1.	Please confirm that there is no disclosure required by Item 4.3 of Form N-2.

MSCC advises the Staff that the senior securities table required by Item 4.3 of Form N-2 is included on page 43 of the prospectus.

2.	The disclosure states: “We, through the Fund, issue debt securities guaranteed by the SBA and sold in the capital markets. As a result of its guarantee of the debt securities, the SBA has fixed dollar claims on the assets of the Fund that are superior to the claims of our common stockholders.” Please mention this risk in the summary risk disclosure.

MSCC has included this risk in its summary risk disclosure in response to the Staff’s comment. See page 6 of the prospectus.

James E. O’Connor, Esq.
January 30, 2009

We may not be able to pay you dividends, our dividends may not grow over time, and a portion of dividends paid to you may be a return of capital, page 13.
1.	Please furnish us with a representation that MSCC will disclose estimates of the tax characteristics of its monthly distributions in its semi-annual reports, even though its tax numbers cannot be finalized until its fiscal year-end. Estimates of the tax characterizations of MSCC’s distributions in its semi-annual reports will alert shareholders to potential year-end tax consequences.

MSCC advises the Staff that MSCC discloses estimates of the tax characteristics of its monthly distributions in quarterly dividend press releases, which are also furnished to the SEC on current reports on Form 8-K.

2.	Please inform us whether MSCC intends to report a distribution yield. If MSCC intends to report a distribution yield at any point prior to finalizing its tax figures, it should disclose the components of the distribution yield. In addition, any reports containing distribution yields should be accompanied by the SEC total return and/or yield and MSCC should also disclose that the distribution yield does not represent its performance.

MSCC reports its final distribution yield by way of a tax letter that is mailed to stockholders and posted on MSCC’s website. MSCC also distributes a Form 1099-DIV to its stockholders to report the final distribution yield each year to stockholders by January 31st of the following year. MSCC undertakes to comply with the Staff’s comment when MSCC discloses its distribution yield.
We may have difficulty paying our required distributions if we recognize income before or without receiving cash representing such income, page 13.
1.	Please explain to us how MSCC’s investments in warrants are valued when determining OID income.

MSCC advises the Staff that in connection with its debt investments, MSCC sometimes receives nominal cost warrants (“nominal cost equity”) that are valued as part of the negotiation process with the particular portfolio company. When MSCC receives nominal cost equity, MSCC allocates its cost basis in its investment between its debt securities and its nominal cost equity based on the fair value of each as agreed upon in writing by MSCC and the issuer at closing. Any resulting discount from recording the debt is reflected as unearned income, which is netted against the investment and accreted into interest income based on the effective interest method over the life of the debt. See page F-19 of the prospectus.

2.	Please disclose the approximate percentage of the Fund’s and MSCC’s current total investment income that is attributable to deferred interest payments.

James E. O’Connor, Esq.
January 30, 2009

MSCC advises the Staff that the approximate percentage of the Fund’s and MSCC’s current total investment income that was attributable to payment in kind interest payments for the nine months ended September 30, 2008 was approximately 3.2%. MSCC has revised the prospectus in response to the Staff’s comment. See page 13.
Our investments in portfolio companies may be risky, and we could lose all or part of our investment, page 16
1.	Include the risks described in the “bullets” of this subsection in the summary risk disclosure.

MSCC has included such risks in its summary risk disclosure in response to the Staff’s comment. See page 6 of the prospectus.

2.	Please inform us whether the MSCC directors are subject to written conflict of interest policies.

MSCC advises the Staff that the MSCC directors are subject to written conflict of interest policies. These include MSCC’s Code of Ethics that is adopted in accordance with Rule 17j-1 of the 1940 Act, which was filed as an exhibit to MSCC’s IPO prospectus, and MSCC’s Code of Business Conduct and Ethics, as required by the Nasdaq, which is posted on MSCC’s website.
We are a non-diversified investment company within the meaning of the 1940 Act, and therefore we are not limited with respect to the proportion of our assets that may be invested in securities of a single issuer, page 18

The disclosure states: “To the extent that we assume large positions in the securities of a small number of issuers, our net asset value may fluctuate to a greater extent than that of a diversified investment company as a result of changes in the financial condition or the market’s assessment of the issuer. We may also be more susceptible to any single economic or regulatory occurrence than a diversified investment company. Beyond our RIC asset diversification requirements, we do not have fixed guidelines for diversification, and our investments could be concentrated in relatively few portfolio companies.” This statement appears to be inconsistent with a statement in the paragraph “Investing Across Multiple Industries,” on page 2: “We seek to maintain a portfolio of investments that is appropriately balanced among various companies, industries, geographic regions and end markets. This portfolio balance is intended to mitigate the potential effects of negative economic events for particular companies, regions and industries.” Please conform the disclosure or explain to us these statements are not inconsistent.

MSCC added disclosure to clarify any possible discrepancy between these statements. See page 18 of the prospectus.

James E. O’Connor, Esq.
January 30, 2009

Economic recessions or downturns could impair our portfolio companies and harm our operating results, page 18.

Please revise the conditional nature of the discussion to reflect the fact that the country is in the midst of an ongoing recession. In addition, discuss the heightened risk created by the current recession of credit default by the companies to which the Fund and MSCC lend. (See our comment under “Portfolio Asset Quality” below.)

MSCC advises the Staff that is has deleted this risk factor and points the Staff to the first risk factor on page 8 of the prospectus, which reflects the fact that the country is in the midst of an ongoing recession and discusses the heightened risks created by the current recession for MSCC and its portfolio companies.

The market price of our common stock may be volatile and fluctuate significantly, page 20

Please explain to us what is referred to by the phrase: “inability to obtain certain exemptive relief from the SEC.”

MSCC advises the Staff that such reference is not referring to any specific exemptive relief from the SEC. MSCC is explaining to investors that if, for some reason in the future, it requires exemptive relief and is unable to receive such relief from the SEC, such inability to receive relief may affect MSCC’s market price and liquidity of the market for MSCC’s common stock. MSCC added disclosure to clarify the statement. See page 20 of the prospectus.

Special Note regarding Forward Looking Statements, page 21

The disclosure states: “We assume no obligation to update any forward-looking statements.” Please revise the disclosure to make clear that MSCC has a continuing obligation to update the prospectus to reflect material changes when it files post-effective amendments, including when it offers shares pursuant to its shelf registration.

MSCC has revised the disclosure in response to the Staff’s comments. See page 21 of the prospectus.

Portfolio Asset Quality, page 33

Please include in the “Risk Factors” section a summary of the following paragraph:

In the event that the United States economy remains in a prolonged period of weakness, it is possible that the financial results of small- to mid-sized companies, like those in which we invest, could experience deterioration, which could ultimately lead to difficulty in meeting debt service requirements and an increase in defaults. In addition, the end markets for certain of our portfolio companies’ products and services have experienced,

James E. O’Connor, Esq.
January 30, 2009

and continue to experience, negative economic trends. While we are not seeing signs of an overall, broad deterioration in our portfolio company results at this time, we can provide no assurance that the performance of certain of our portfolio companies will not be negatively impacted by these economic or other conditions which could have a negative impact on our future results.

MSCC advises the Staff that the above paragraph is summarized in the first risk factor on page 8 of the prospectus.
General
Please state in your response letter whether the FINRA has reviewed the terms and arrangements of the offering.
MSCC informs the Staff on a supplemental basis that it has not yet engaged any underwriters in connection with any contemplated offerings under its Registration Statement. Subsequent to effectiveness of the Registration Statement, MSCC confirms to the Staff that, to the extent that the Company determines to engage a FINRA member to act as an underwriter in connection with a “takedown” from the shelf registration statement, such FINRA member will be required to obtain a “no-objections” letter from the FINRA with respect to the proposed underwriting terms and arrangements prior to participating in the shelf “takedown.”

*	*	*
          MSCC hereby acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the above referenced prospectus. MSCC further acknowledges that Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the filings. MSCC also acknowledges that it may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.
          If you have any questions or additional comments concerning the foregoing, please contact the undersigned at (202) 383-0805, or Steven B. Boehm at (202) 383-0176.

Sincerely,
/s/ Harry S. Pangas

Harry S. Pangas

Enclosures
cc:	Mr. Todd A. Reppert/ President and Chief Financial Officer Mr. Jason B. Beauvais/ Vice President, General Counsel and Secretary Steven B. Boehm, Esq.

Exhibit A
NOTE D — WHOLLY OWNED INVESTMENT MANAGER
     As part of the Formation Transactions, the Investment Manager became a wholly owned subsidiary of MSCC. However, the Investment Manager is accounted for as a portfolio investment of Main Street, since the Investment Manager is not a registered investment company and since it conducts a significant portion of its investment management activities for Main Street Capital II, LP (“MSC II”), a separate Small Business Investment Company (“SBIC”) fund, which is not part of MSCC or one of its subsidiaries. The Investment Manager receives recurring investment management fees from MSC II pursuant to a separate investment advisory agreement, paid quarterly, which currently total $3.3 million per year. The portfolio investment in the Investment Manager is accounted for using fair value accounting, with the fair value determined by Main Street and approved, in good faith, by Main Street’s Board of Directors, based on the same valuation methodologies applied to determine the original $18 million valuation. The original valuation for the Investment Manager was based on the estimated present value of the net cash flows received for investment management services provided to MSC II, over the estimated dollar averaged life of the related management contract, and was also based on comparable public market transactions. The net cash flows utilized in the valuation of the Investment Manager exclude any revenues and expenses from all related parties (including MSCC) but include the management fees from MSC II and an estimated allocation of costs related to providing services to MSC II. Any change in fair value of the Investment Manager investment is recognized on Main Street’s statement of operations as “Unrealized appreciation (depreciation) in Investment in affiliated Investment Manager,” with a corresponding increase (in the case of appreciation) or decrease (in the case of depreciation) to “Investment in affiliated Investment Manager” on Main Street’s balance sheet. Main Street believes that the valuation for the Investment Manager will decrease over the life of the management contract with MSC II, absent obtaining additional recurring cash flows from performing investment management activities for other external investment entities.
     The Investment Manager has elected, for tax purposes, to be treated as a taxable entity and is taxed at normal corporate tax rates based on its taxable income. The taxable income of the Investment Manager may differ from its book income due to temporary book and tax timing differences, as well as permanent differences. The Investment Manager provides for any current taxes payable and deferred tax items in its separate financial statements.
     MSCC has a support services agreement with the Investment Manager that is structured to provide reimbursement to the Investment Manager for any personnel, administrative and other costs it incurs in conducting its operational and investment management activities in excess of the investment management fees received from MSC II. As a wholly owned subsidiary of MSCC, the Investment Manager manages the day-to-day operational and investment activities of MSCC and its subsidiaries, as well as the investment activities of MSC II. ~~ain Street.~~ The Investment Manager pays ~~normal~~ personnel and other~~operating and~~ administrative expenses, except those specifically required to be borne by MSCC, which principally include direct costs that are specific to MSCC’s status as a publicly traded entity. The expenses paid by the Investment Manager include the cost of salaries and related benefits, rent, equipment and other administrative costs required for ~~Main Street’s~~ day-to-day operations.
     Pursuant to the support services agreement with MSCC~~Subsequent to the Formation Transactions and the IPO~~, the Investment Manager is reimbursed for its excess expenses associated with providing investment management and other services to MSCC and its subsidiaries, as well as MSC II. Each quarter, as part of the support services agreement, MSCC makes payments to cover all expenses incurred by the Investment Manager, less the recurring management fees that the Investment Manager receives from MSC II pursuant to a long-term investment advisory services agreement. During the period from October 2, 2007 through December 31, 2007 and for the three months and nine months ended September 30, 2008, the expenses reimbursed by MSCC to the Investment Manager totaled $0, and approximately $0.3 million and $0.7 million, respectively.
     Summarized financial information from the separate financial statements of the Investment Manager is as follows:

	~~As of~~		~~As of~~
	~~September 30, 2008~~		~~December 31, 2007~~
~~ASSETS~~
~~Current assets *~~	~~$~~	~~366,721~~	~~$~~	~~129,675~~

~~Total assets~~ 	~~$~~	~~366,721~~	~~$~~	~~129,675~~

~~LIABILITIES~~
~~Current liabilities**~~	~~$~~	~~511,294~~	~~$~~	~~274,247~~

~~Total liabilities~~	~~$~~	~~511,294~~	~~$~~	~~274,247~~

~~Nine Months Ended~~
~~September 30, 2008~~
~~Management fee income from MSC II~~	~~$~~	~~2,493,900~~

~~Compensation and other administrative expenses (net of reimbursement by MSCC)~~ 		~~(2,493,900~~	~~)~~

~~Net income~~	~~$~~	~~—~~

~~*~~	~~Includes $235,182 as of September 30, 2008 due from MSCC.~~

~~**~~	~~Includes $207,783 as of December 31, 2007 due to MSCC.~~

	As of	As of
	September 30,	December 31,
	2008	2007
ASSETS

Cash	$21,390	$86,439
Accounts receivable	25,304	14,142
Accounts receivable — MSCC	235,182	—
Deposits and other	84,845	29,094

Total Assets	$366,721	$129,675

LIABILITIES

Accounts payable — MSCC	$—	$207,898
Accrued liabilities	511,293	66,349

Total liabilities	511,293	274,247

Equity	(144,572)	(144,572)

Total liabilities and equity	$366,721	$129,675

		For the Period
	For the Nine	October 2, 2007
	Months Ended	through
	September 30, 2008	December 31, 2007
Management fee income from Main Street Capital II	$2,493,900	$831,300

EXPENSES:

Salaries, benefits and other personnel costs	(2,622,101)	(612,377)
Occupancy expense	(132,296)	(45,343)
Professional expenses	(24,607)	(57,703)
Other	(434,673)	(115,877)

Expense Reimbursement from MSCC	719,777	—

Total net expenses	(2,493,900)	(831,300)

Net Income	$—	$—

     Prior to the Formation Transactions and the IPO, the Fund had a separate investment advisory ~~management~~ agreement with the Investment Manager which provided for recurring management fees to be paid from the Fund to MSCC. As part of this agreement, t~~T~~he Investment Manager was responsible for managing~~managed~~ the day-to-day operational and investment activities of the Fund. Subsequent to the Formation Transactions and IPO, the Fund has not paid any management fees to the Investment Manager since both entities are now wholly owned by MSCC.~~, paying similar types of operating expenses as noted in the support services agreement with MSCC.~~ Management fees paid by the Fund to the Investment Manager, prior to the Formation Transactions and IPO, for the three and nine months ended September 30, 2007 were $499,979 and $1,499,937, respectively. ~~For the three and nine months ended September 30, 2008, the net excess expenses reimbursed by MSCC to the Investment Manager in connection with the support services agreement were $275,039 and $719,777, respectively.~~